PRESS RELEASE

Klondex Permits Water Management System at Fire Creek
- Final Development Milestone Complete at Fire Creek -

Vancouver, BC – June 9, 2014 – Klondex Mines Ltd. (TSX: KDX or OTCQX: KLNDF) is pleased to announce that it received the final permit for the Rapid Infiltration Basin (RIB) at the Fire Creek Project. The RIB is expected to be complete in third quarter of 2014. This is the final construction project for operations at Fire Creek and represents the project’s long-term water management solution.

The Bureau of Land Management has issued a Determination of National Environmental Policy Act (NEPA) Adequacy related to the RIB pipeline and infiltration basin. The RIB design infiltrates water that complies with State and Federal drinking water standards and discharges it into the ground.

Mike Doolin, Klondex Vice President Business Development commented, “Construction of the RIB improves our water management at Fire Creek, resulting in more flexible operations. We are now focusing our attention on acquiring the environmental permits for full-production, expected in the second half of 2015.”

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility is located 110 miles north of Fire Creek.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Forward-looking Information

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration activities, the successful execution of the bulk sampling program at the Fire Creek Project, project development (including the timing and completion of the RIB construction at the Fire Creek Project) and related permitting. This forward-looking information entail various risks and uncertainties, are based on current expectations, is subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com